Exhibit 99.1

COSCIENS Biopharma Announces Results of Virtual 2025 Meeting of Shareholders

TORONTO, ONTARIO, June 30, 2025 – COSCIENS Biopharma Inc. (NASDAQ: CSCI; TSX: CSCI) (“COSCIENS” or the “Company”), a life sciences company developing and commercializing a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products, today announced the voting results on the items of business considered at the virtual annual general and special meeting of shareholders of the Company (the “AGSM”) held today.

Results of the AGSM

The results of the vote in respect of the election of directors of the Company are set out below:

Name of Nominee	Votes For	% For	Votes Against	% Against
Peter H. Puccetti (Chair)	580,289	88.92%	72,286	11.08%
Anthony J. Giovinazzo	574,954	88.11%	77,621	11.89%
Ulrich Kosciessa	580,140	88.90%	72,435	11.10%
Ronald W. Miller	448,646	68.75%	203,929	31.25%
Robert A. Seager	580,254	88.92%	72,321	11.08%
David Spear	580,106	88.89%	72,469	11.11%

In addition, at the AGSM, Deloitte LLP was appointed as the Company’s auditor, and an ordinary resolution re-confirming and approving the Company’s Amended and Restated Shareholder Rights Plan (as described in the management information circular circulated in connection with the AGSM dated June 3, 2025) was approved.

The Company is an “Eligible Interlisted Issuer” as such term is defined in the TSX Company Manual. As an Eligible Interlisted Issuer, the Company has relied on an exemption pursuant to Section 602.1 of the TSX Company Manual from Section 613 of the TSX Company Manual, the effect of which is that, subject to the satisfaction of certain conditions prescribed by the Toronto Stock Exchange, the Company will not have to comply with certain Canadian requirements in connection with the Company’s long-term incentive plan (the “Exemption”). As a result, shareholders were not asked to approve the unallocated entitlements under the Company’s long-term incentive plan at the AGSM.

For full voting details, please see the report of voting results filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

About COSCIENS Biopharma Inc.

COSCIENS is a life sciences company which develops and commercializes a diversified portfolio of cosmeceutical, nutraceutical and pharmaceutical products. Our technology includes proprietary extraction technology, which is applied to the production of active ingredients from renewable plant resources currently used in cosmeceutical products (i.e., oat beta glucan and avenanthramides which are found in leading skincare product brands like Aveeno and Burt’s Bees formulations) and being developed as potential nutraceuticals and/or pharmaceuticals. Our consolidated portfolio also includes macimorelin (Macrilen®; Ghryvelin®), the first and only U.S. FDA and European Medicines Agency approved oral test indicated for the diagnosis of adult growth hormone deficiency (“AGHD”).

The Company is listed on the NASDAQ Capital Market and the Toronto Stock Exchange, and trades on both exchanges under the ticker symbol “CSCI”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to the satisfaction of Toronto Stock Exchange conditions related to the Company’s reliance on the Exemption.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the combined Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them.

Forward-looking statements involve known and unknown risks and uncertainties which include, among others: the combined Company’s present and future business strategies; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the combined Company operates; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products, product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in children (CGHD) may impact the market for macimorelin (Macrilen®; Ghryvelin®) in adults (AGHD) and the existing relationships we have for that product; ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on sales by and revenue from our main distributor of our legacy Ceapro products and its customers, the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; and our ability to continue to list our common shares on the NASDAQ Capital Market. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those discussed in our Annual Report on Form 20-F and MD&A filed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer:

Anna Biehn

Chief Executive Officer

E: ABiehn@cosciensbio.com

COSCIENS BIOPHARMA INC.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

June 30, 2025

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders (the “Meeting”) of COSCIENS Biopharma Inc. (the “Company”) held on June 30, 2025 via live audio webcast. Each of the matters voted upon is described in greater detail in the Company’s management information circular in respect of the Meeting dated June 3, 2025 (the “Circular”).

(a)	All six nominees outlined below and set forth in the Circular were elected as directors of the Company to hold office until the termination of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed, or their office is vacated earlier. The following are the voting results on this matter:

Name of Nominee	Votes For	% For	Votes Against	% Against
Peter H. Puccetti (Chair)	580,289	88.92%	72,286	11.08%
Anthony J. Giovinazzo	574,954	88.11%	77,621	11.89%
Ulrich Kosciessa	580,140	88.90%	72,435	11.10%
Ronald W. Miller	448,646	68.75%	203,929	31.25%
Robert A. Seager	580,254	88.92%	72,321	11.08%
David Spear	580,106	88.89%	72,469	11.11%

(b)	Deloitte LLP was appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:

Matter	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditors	1,043,647	93.55%	71,981	6.45%

(c)	The ordinary resolution re-confirming and approving the Company’s Amended and Restated Shareholder Rights Plan (as described in the Circular) was approved. The following are the voting results on this matter:

Matter	Votes For	% For	Votes Against	% Against
Resolution re Rights Plan	521,610	79.93%	130,965	20.07%

Dated this 30th day of June, 2025.

COSCIENS BIOPHARMA INC.

By:	(signed) “Peter H. Puccetti”
Name:	Peter H. Puccetti
Title:	Chairman of the Board